

Karen Cooper

Owner, Hopsters, LLC

Greater Boston Area

Message   More...

Hopsters Brew and Boards

Boston University School of Law

See contact info

See connections (276)



What is Karen's top skill?

Help us identify relevant opportunities and content for your connections

| Fundraising | Volunteer Management | Community Outreach | Management |

Your response is anonymous and will not be directly shared with your connections or other LinkedIn members. **Learn more**

None of the above

Experience

Owner

Hopsters Brew and Boards

Apr 2013 – Present · 5 yrs 7 mos
292 Centre St., Newton, MA 02459
Hopsters Brew & Boards is a community brewery where you are the brewer, creating your own craft beer.



JCCs of Greater Boston

5 yrs 6 mos

Assistant to the President
Oct 2012 – Aug 2015 · 2 yrs 11 mos
Newton, MA

Organize development meetings, prospect research, and scheduling.

Associate Director, Annual Fund
Jun 2011 – Nov 2012 · 1 yr 6 mos

Show 1 more role ⌄



Senior Assistant Director of Class Giving and Alumni Relations

Milton Academy

2006 – 2010 · 4 yrs
Developed, implemented and managed successful Class Agent Program, managing over 200 volunteers to correspond with and solicit their peers.

Managed outside solicitation vendor, RuffaloCody, soliciting over 3,000 alumni.
Managed implementation of Blackbaud NetCommunity, a comprehensive system th... See more



Director of Development

The David Project

2005 – 2005 · less than a year

•Increased donor base and name recognition while maintaining relationships with existing contributors.
•Organized stewardship, fundraising and marketing events.
•Produced promotional materials and maintained consistent communication with d... See more



Associate

Charmoy, Stolzberg & Holian

2003 – 2004 · 1 yr
Communicated with and advised clients on their estate plans, real estate ventures and corporate organizations.
Negotiated with fellow attorneys to formulate agreements between our respective clients.

Show 1 more experience ⌄

Education



Boston University School of Law

JD, Law
1999 – 2002



University of Rochester

BA, English
1993 – 1997

Hebrew University of Jerusalem

One Year Study Abroad
1995 – 1996

Show 1 more education ⌄

Skills & Endorsements

⊕ **Fundraising** · 11

Lauren Brooks and 10 connections have given endorsements for this skill

⊕ **Community Outreach** · 4

Kyle Conley and 3 connections have given endorsements for this skill

⊕ **Volunteer Management** · 3

Kyle Conley and 2 connections have given endorsements for this skill

Show more ⌄

